Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: W. John Cash                                                                                                                              February 19, 2016
Branch Chief
Office of Manufacturing and Construction

Re:	The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 7, 2015
Response Letter Dated January 13, 2016
File No. 1-434

Dear Mr. Cash,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 10-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated February 2, 2016.  We have repeated your comment below in italics and have included our response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Venezuela Impacts, page 29

1.
We note from your response to comment number two of our letter dated December 30, 2015 that you concluded that there are no material amounts to disclose. Please explain to us your consideration of ASC 810-10-50-4.b., regarding your exposure to loss as a result of involvement with the VIE.  It appears that you will record cost of sales when goods are imported to Venezuela and sales only when you receive cash from Venezuela. Accordingly, it appears that you would be exposed to losses when the cost of goods imported exceeds the cash received. In addition, tell us why qualitative and quantitative information about your involvement with the VIE and the nature, purpose, size and activities of the VIE pursuant to ASC 810-10-50-5.d. would not be material.

Response
Your statement that we will record cost of sales when goods are imported to Venezuela and sales only when we receive cash from Venezuela is correct.  Accordingly, to the extent we had a material amount of goods shipped to Venezuela for which we have not received cash, we could be exposed to significant losses.  However, for perspective, prior to our deconsolidation on June 30, 2015, our operations in Venezuela accounted for less than 2% of consolidated net sales and earnings from continuing operations (before the deconsolidation charge).  As a result of the deconsolidation, further devaluation of the local currency and continued economic challenges in Venezuela, the relative size of the consolidated and non-consolidated operations have declined significantly versus prior levels and is clearly immaterial to our consolidated results.  In addition, we have implemented policies and related controls to ensure we do not ship significant amounts to Venezuela in advance of receiving cash reimbursement.  We also have no legal commitments to ship goods to Venezuela without receiving cash reimbursement.  Finally, we do not have any financial commitments to satisfy amounts owed by our Venezuela subsidiaries, other than an immaterial amount that was previously fully accrued and charged to earnings in our financial statements for the year ended June 30, 2015.   As a result of the above factors, we do not expect to have any material exposure to loss.

In future filings, we will continue to disclose the nature, purpose and activities of our local subsidiaries in Venezuela and that they are not consolidated, along with a summary of the factors and conditions leading to that accounting.  In addition, we plan to add disclosure of the following on an ongoing basis:

●	That we have exposure to losses for any unpaid imports of products to Venezuela and that we have implemented operating policies and controls to ensure we minimize exposure to such losses,
●	That the remaining operations in Venezuela are not material to the Company, and
●	That we have no remaining financial commitments to the Venezuelan subsidiaries, including liquidity arrangements, guarantees or other commitments related to the Venezuelan subsidiaries.
Finally, we'll provide disclosure and/or adjust our accounting method in the future if conditions warrant, such as:

●	If we change our operating policies and controls in a way that results in material losses for unreimbursed imports,
●	If we enter into any other future financial commitments or commitments to ship goods to Venezuela in advance of receiving cash reimbursement, or
●	If conditions change to the point that our conclusions as to control and deconsolidation change.

*********************************************************

In connection with the foregoing response to the Staff's comments, the Company acknowledges that:

●	It is responsible for the adequacy and accuracy of the disclosure in the filing;
●	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc: Susan Whaley
      Associate General Counsel & Assistant Secretary